UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 14) *

QUEST SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, par value $0.001 per share

(Title of Class of Securities)

74834 T 10 3

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 74834 T 10 3 Explanatory Note: See the explanatory note preceding Item 1 of this Schedule 13G/A.

1.	Name of Reporting Person Vincent C. Smith
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

Explanatory Note:

This statement on Schedule 13G/A is filed following the disposition of all of the securities of Quest Software, Inc., a Delaware corporation (the “Issuer”), held by the Reporting Person (as defined in Item 2 of this Schedule 13G/A). On September 27, 2012, the Issuer completed its merger (the “Merger”) with Diamond Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Dell Inc. (“Dell”), pursuant to that certain Agreement and Plan of Merger, dated as of June 30, 2012 (the “Merger Agreement”), by and among the Issuer, Dell and Merger Sub.

Pursuant to the Merger Agreement, each share of common stock of the Issuer, par value $0.001, issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $28.00 per share in cash, without interest; each outstanding and unexercised vested stock option was cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Company common stock subject to such vested stock option and (ii) the excess of $28.00 over the exercise price per share of the vested stock option; and each outstanding unvested stock option was assumed by Dell.

Following the Merger, the Issuer filed a Form 15 Certification and Notice of Termination of Registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) on October 9, 2012.

Item 1(a).	Name of Issuer

Quest Software, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

5 Polaris Way

Aliso Viejo, CA 92656

Item 2(a).	Name of Person Filing

Vincent C. Smith

Item 2(b).	Address of Principal Business Office or, if none, Residence

5 Polaris Way

Aliso Viejo, CA 92656

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

74834 T 10 3

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

0 shares of Common Stock

(b)	Percent of class:

0% (based on shares outstanding on December 31, 2012)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	/s/ Vincent C. Smith
Name: Vincent C. Smith